Plastec Technologies, Ltd.

plastec technologies Reports Unaudited FISCAL 2012 Third quarter financial results

FY 2012 Q3 Financial Highlights

•	Sales of $31.8 million
•	Gross margin of 7.6%
•	EBITDA of $5.1 million
•	Net income of $0.21 million, or $0.01 per diluted share

Fiscal 2012 Nine Month Financial Highlights

•	Sales of $124.9 million
•	Gross margin of 11.5%
•	EBITDA of $21.4 million
•	Net income of $4.4 million, or $0.27 per diluted share
•	$21.9 million cash generated from operations for the nine months ended January 31, 2012

Balance Sheet Highlights

•	As of January 31, 2012, cash and cash equivalents of $21.2 million; working capital of $16.5 million; no long-term debt; and shareholders’ equity of $89.2 million.

Hong Kong – March 19, 2012 – Plastec Technologies, Ltd. (OTCBB: PLTYF (common stock), PLTWF (warrants), PLTEF (units), (“Plastec” or the “Company”), an integrated plastic manufacturing services provider that operates in the People’s Republic of China, announced today its unaudited financial results for the fiscal 2012 third quarter and nine months ended January 31, 2012. The Company operates on an April 30th fiscal year.

See attached tables at the end of this release in Hong Kong Dollars (HKD). All other amounts in this press release are presented in U.S. dollars (USD) with a conversion rate of US$1.0: HK$7.8 (see table below).

Plastec Technologies, Ltd.

Selected Financial Statements in USD ($ in millions, except per share data)

	3 months ended 1/31/2012	3 months ended 1/31/2011	9 months ended 1/31/2012	9 months ended 1/31/2011
Sales	$31.8	$42.0	$124.9	$128.3
Cost of Revenues	29.4	33.7	110.5	103.1
Gross Profit	2.4	8.4	14.3	25.2
Gross Margin	7.6%	19.9%	11.5%	19.6%

Income from Operations	0.08	6.3	6.6	17.9
Net Income	0.21	5.3	4.4	15.0
Diluted EPS	0.01	0.65	0.27	2.03
EBITDA	5.1	10.5	21.4	31.0

Plastec Technologies Ltd.	Page 2
March 19, 2012

Mr. Kin Sun Sze-To, Chairman of Plastec, stated, “Under the difficult economic conditions in our industry, we achieved a breakeven result in the third quarter. Our sales were affected by a slowdown in the market for electronic exports that utilize Plastec’s precision plastic molding services. In addition, our company was affected by the confluence of two major catastrophic events, the Japanese Tsunami and flooding in Thailand. The Japanese tsunami indirectly caused widespread disruption to electronics production globally, and the flooding in Thailand led to a significant shortage of necessary components in manufacturing. This caused a delay from our major customers in introducing new products to the marketplace. Despite these abnormal events, we were able to continue to operate profitably and generate cash from our operations. We also have benefitted from a strong financial position, with approximately $21.2 million in cash as of January 31, 2012. While in the short-term these disruptions impacted our bottom line, we continue to invest our capital back into the business through the purchase of new machines and through expansion at our Shenzhen manufacturing facility. We are also evaluating opportunities in expanding our manufacturing capacities in other countries, but only as appropriate to the Company’s long-term goals of complementing our leading position in the plastic-molding industry.”

Fiscal Year 2012 Third Quarter Financial Review

•	The Company’s total sales for the three months ended January 31, 2012 were $31.8 million, compared to $42.0 million in the prior year period. Plastec’s sales decrease was due to the slow market conditions and electronic component shortages mentioned above.
•	The Company’s gross profit margin for the three months ended January 31, 2012 was 7.6%, compared to 19.9% in the prior-year period due to increased wages, factory overheads for the increasing cost of labor and inflation.
•	EBITDA for the three months ended January 31, 2012, was $5.1 million, compared to $10.5 million in the prior three-month period.
•	Net income for the three months ended January 31, 2012 was $0.21 million, or $0.01 per share based on a weighted average number of diluted shares outstanding of 15.7 million, compared to $5.3 million, or $0.65 per share based on 8.2 million weighted average number of diluted shares, in the prior-year period.

Fiscal 2012 Nine Month Financial Review

•	The Company’s total sales for the nine months ended January 31, 2012 decreased 2.7% to $124.9 million from $128.3 million.
•	The Company’s gross profit margin during the nine months ended January 31, 2012 decreased 11.5% compared to 19.6% same period last year, due to increased wages, factory overheads for the increasing cost of labor and inflation.
•	EBITDA for the nine months ended January 31, 2012 was $21.4, compared to $31.0 in the prior year period.

Plastec Technologies Ltd.	Page 3
March 19, 2012

•	Net income for the nine months ended January 31, 2012 was $4.4 million, or $0.27 per share based on a weighted average number of diluted shares outstanding of 16.4 million, compared to $15.0 million, or $2.03 per share based on 7.4 million weighted average number of diluted shares, in the prior-year period.

About Plastec

Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, Plastec is an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiaries. With approximately 5,500 employees, Plastec currently operates 6 separate, high-output, low-defect facilities (with gross floor areas of approximately 167,000 square meters) in 5 locations in Guangdong province in Southern China and Jiangsu province in Eastern China. Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly.

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.	INVESTO RELATIONS

Eli D. Scher	The Equity Group Inc.
Director	Adam Prior
eli@plastec.com.hk	Vice President
(212) 836-9606
aprior@equityny.com
HL Ning	Katherine Yao
Chief Financial Officer	Account Executive
ning@plastec.com.hk	+86 10-6587-6435
kyao@equityny.com

Plastec Technologies Ltd.	Page 4
March 19, 2012

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3 months ended		For the 9 months ended
	January 31,		January 31,
	2012	2011	2012	2011
	HK$	HK$	HK$	HK$

Revenue	248,127	327,976	973,941	1,000,578
Cost of revenues	(229,227)	(262,661)	(862,245)	(804,296)
Gross profit	18,900	65,315	111,696	196,282

Operating expenses
Selling, general and administrative expenses	(18,759)	(20,522)	(62,460)	(60,279)
Other income	418	4,075	1,637	4,670
Gain/(loss) on disposal of property, plant and equipment	51	(28)	190	(956)

Total operating expenses, net	(18,290)	(16,475)	(60,633)	(56,565)

Income from operations	610	48,840	51,063	139,717

Interest income	59	38	174	76
Interest expense	(626)	(852)	(2,067)	(2,205)
Income before income tax expense	43	48,026	49,170	137,588

Income tax expense (note)	1,598	(6,729)	(15,049)	(20,260)
Net income	1,641	41,297	34,121	117,328

Other comprehensive income
Foreign currency translation adjustment	19	(35)	7,157	218
Comprehensive income attributable to Plastec Technologies, Ltd.	1,660	41,262	41,278	117,546

Weighted average number of ordinary shares	15,692,218	8,174,291	16,386,203	7,427,819

Weighted average number of diluted ordinary shares	15,692,218	8,174,291	16,386,203	7,427,819

Basic earnings per share attributable to Plastec Technologies, Ltd.	HK$0.1	HK$5.1	HK$2.1	HK$15.8
Diluted earnings per share attributable to Plastec Technologies, Ltd.	HK$0.1	HK$5.1	HK$2.1	HK$15.8

* Note: Income tax expenses for the 3 and 9 months ended January 31, 2012 included tax adjustments for HK$2,431 and HK$7,293 for additional tax payable under enterprise income tax in China respectively.

Plastec Technologies Ltd.	Page 5
March 19, 2012

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	As of	As of
	January 31, 2012	April 30, 2011
	HK$	HK$
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	165,464	219,757
Trade receivables, net of allowances for doubtful accounts of HK$nil and HK$nil as of Jan 31 2012 and Apr 30 2011 respectively	239,657	270,763
Inventories	137,896	117,733
Deposits, prepayment and other receivables	16,418	8,357
Total current assets	559,435	616,610

Property, plant and equipment, net	544,344	551,079
Prepaid lease payment, net	25,140	26,237
Other assets	11,550	8,001
Intangible asset	438	-
Total assets	1,140,907	1,201,927

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank borrowings	148,010	169,710
Capital lease obligations	1,158	5,311
Trade payables	107,497	127,987
Other payables and accruals	103,199	80,811
Tax payable	70,847	56,389
Total current liabilities	430,711	440,208

Capital lease obligations	-	303
Deferred tax liabilities	14,504	15,156

Total liabilities	445,215	455,667

Shareholders' equity
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized,	118	131
15,163,196 shares and 16,733,196 shares issued and outstanding as of January 31,2012 and April 30, 2011 respectively)
Additional paid-in capital	78,140	169,973
Accumulated other comprehensive income	15,263	8,106
Retained earnings	602,171	568,050
Total Plastec Technologies, Ltd. shareholders' equity	695,692	746,260

Total liabilities and shareholders' equity	1,140,907	1,201,927

Plastec Technologies Ltd.	Page 6
March 19, 2012

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 9 months ended
	January 31,
	2012	2011
	HK$	HK$
Operating activities
Net Income after taxation	34,121	117,328
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	117,900	104,933
Gain on disposals prepaid leases	-	(3,798)
Loss on written property, plant and equipment	690	-
Loss/(gain) on disposals property, plant and equipment	(879)	956
Deferred liabilities charge	(652)	-
Change in operating assets
Account receivables	25,372	(25,428)
Inventories	(20,163)	(51,139)
Deposits and other receivables	(8,062)	3,073
Account payables	(14,757)	7,152
Other payables and accruals	22,394	15,804
Tax payables	14,458	24,867

Net cash provided by operating activities	170,422	193,748

Investing activities
Purchase of property, plant and equipment	(103,998)	(171,511)
Purchase of intangible assets	(438)	-
Proceeds from disposals of prepaid leases	-	3,926
Proceeds from disposals of property, plant and equipment	2,187	1,925
Deposits for purchases of property, plant and equipment	(11,552)	(12,650)

Net cash used in investing activities	(113,801)	(178,310)

Financing activities
Repurchase of shares	(91,846)	-
Net cash inflow from the Merger transaction	-	58,160
Proceeds from bank borrowings	273,306	376,019
Repayment of bank borrowings	(295,006)	(303,010)
Repayment of capital lease obligations	(4,457)	(7,615)
Dividends paid	-	(70,000)

Net cash provided by/(used in) financing activities	(118,003)	53,554

Effect of exchange rate changes on cash and cash equivalents	7,089	218

Net increase / (decrease) in cash and cash equivalents	(61,382)	68,992
Cash and cash equivalents, beginning of period	219,757	151,304
Cash and cash equivalents, end of period	165,464	220,514

Supplementary

interest paid	2,067	2,205
income tax paid	1,243	(4,606)

Plastec Technologies Ltd.	Page 7
March 19, 2012

RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

A reconciliation of Adjusted EBITDA to net income is provided below:

	3 months ended January 31,		9 months ended January 31,
HKD’000	2012	2011	2012	2011

Net income (Note)	1,172	37,250	32,294	113,614

Plus : Interest expenses	626	852	2,067	2,205

Minus : Interest income	(59)	(38)	(174)	(76)

Plus : Income tax expense	(1,598)	6,729	15,049	20,260

Income from Operations	141	44,793	49,236	136,003

Plus : Depreciation & Amortization	39,735	37,021	117,900	104,933

Adjusted EBITDA	39,876	81,814	167,136	240,936

Note: Excl. Other Incomes and gain/(loss) on disposal

This press release includes financial information (EBITDA) not derived in accordance with generally accepted accounting principles or international financial reporting standards. Plastec believes that the presentation of such financial information provides more useful information to investors as it indicates more clearly Plastec’s future performance. EBITDA was derived by taking earnings before interest expense (net), taxes, depreciation and amortization as adjusted for certain one-time non-recurring items and exclusions.